Exhibit 99.26
CONSENT OF P. J. BARTON
     Reference is made to the Annual Report on Form 40-F and the documents incorporated by reference therein (the “40-F”) of Goldcorp Inc. (the “Company”) for the fiscal year ended December 31, 2009, and any amendments thereto, to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F.
     I hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name in connection with (including, as an expert) the following report(s) and documents:
1.	The technical report dated March 31, 2006 entitled “Technical Report NI 43-101F1 Los Filos Project, Mexico” (the “Los Filos Report”); and

2.	The 40-F, the MD&A and the AIF, which include references in connection with information relating to the Los Filos Report and the Los Filos Mine, and the properties described therein.
Date: March 19, 2010

/s/ P. John Barton
Name:	P. John Barton , B. Sc (Eng.), ARSM, MAusIMM
Consultant to Snowden Mining Industry Consultants Inc.